Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

During the first quarter ended March 31, 2026, the Company reported revenue of $14.64 million, compared to $10.76 million for the same period in the prior year. First quarter results were primarily driven by an increase in OEM business and through the continued growth of KBS Graphite.

Results of Operations

●	Revenue – Revenue for the quarter was US$14.64 million, representing a 36.15% increase over the same period in 2025. Revenue was driven by a 70% increase in sales to our OEM partners compared to the first quarter of 2025. Additionally, we saw a 64% increase in the sale of KBS Graphite Shafts compared to the first quarter of 2025. The main driver was the successful launch of the KBS TGBlack Driver Shaft.

●	Gross Profit – Gross profit was US$7.56 million, or 52% of revenue, compared to US$4.96 million, or 46%, in the prior-year. The increase in gross margin was driven by economies of scale in manufacturing, as higher volumes improved fixed cost absorption and enhanced production efficiency, resulting in lower per-unit costs.

●	Operating Expenses – SG&A and R&D expenses were US$5.38 million, a decrease of 7.2% from the prior-year period. The decrease was driven by lower listing related expenses.

●	Operating Income – Operating income was US$2.18 million, compared to a loss of US$0.84 million in the prior-year period. This represents an improvement of US$3.02 million over the previous year.

●	Net Income – Net income for the quarter was $1.88 million compared to a loss of $2.80 million in the first quarter of 2025, an improvement of $4.68 million.

Liquidity and Capital Resources

As of March 31, 2026, the Company had cash and cash equivalents of US$7.37 million. This is a US$0.19 million increase over the 2025 year-end. Total current assets are US$30.14 million and total current liabilities are US$31.50 million. Management believes that its current liquidity, together with cash flows from operations and available credit facilities, will be sufficient to fund operating requirements for the next 12 months.

Outlook

The Company is focused on expanding sales in both domestic and export markets. We anticipate continued variability in freight rates, which may impact near-term margins. Strategic initiatives for Q2 2026 include:

●	Expansion of retail and distribution channels in Europe;

●	Aggressively pursuing future additional OEM business with strategic business partners;

●	Continued growth of KBS Graphite Shafts

●	Growth of the KBS Open leading to additional exposure in Asia; and

●	Implementation of additional cost control measures to maintain margins.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of applicable securities laws, including, without limitation, statements regarding future performance, market conditions, and strategic initiatives. These statements are based on current expectations and assumptions that are subject to risks and uncertainties, including, but not limited to, foreign exchange fluctuations, changes in market demand, competitive pressures, and other factors beyond the Company’s control. Actual results may differ materially from those projected.

All forward-looking statements included in this report are made only as of the date of this report, and, except as required by law, the Company assumes no obligation to revise or update any forward-looking statements made by the Company as a result of new information, future events or other factors. If one or more forward-looking statements are revised or updated, no inference should be drawn that additional revisions or updates will be made in the future.